

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 8, 2021

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
888 7th Avenue, Suite 302
New York, New York 10106

> **Re: StubHub Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 8, 2021**
> **CIK No. 0001337634**

Dear Mr. Baker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 8, 2021

Prospectus Cover Page

1.   We note your disclosure that, "[b]ased on information available to [you], the high and low sales price per share of [y]our <u>common stock</u> for such private transactions . . . " (emphasis added). We also note your disclosure on pages 61 and 151 that you have provided the high and low sales prices per share of your Class A common stock. Please revise your disclosure to clarify whether the high and low sales price per share for "such private transactions" include only shares of Class A common stock, or alternatively a combination of your outstanding shares of Class A, Class B and Class C common stock.

2.   Please state that Eric Baker, your founder and chief executive officer, will own a controlling interest in you after this offering, and identify the percentage ownership that he will have.

Prospectus Summary

Key Business Metrics and Non-GAAP Financial Measures, page 19

3.   Your definition of GMS excludes the impact of refunds due to event cancellations. Please tell us how you determined that this is appropriate considering the impact that the COVID-19 pandemic had on cancellations. In addition quantify for us the amount of GMS that relates to event cancellations for all periods presented.

Risk Factors

Risks Relating to the COVID-19 Pandemic, page 21

4.   Regarding your disclosure about the decline in revenue from 2019 to 2020, please revise to give context to the decline in the revenue of the StubHub Legacy Business.

Risks Relating to Our Business and the Ticket Resale Industry

"Changes in internet search engine algorithms and dynamics . . . ", page 25

5.   We note your disclosure that "in July 2019, Google temporarily suspended viagogo from its paid search results for alleged violations of Google's advertising policy . . . ." To provide additional context to investors please discuss the nature of the "alleged violations of Google's advertising policy" and quantify the impact on your business, to the extent material. In this regard, we note your disclosure that the suspension "affected a portion of [y]our revenue generated through paid search channels in the second half of 2019."

Risks Relating to Ownership of Our Class A Common Stock, page 51

6.   To the extent material, discuss the risks that the agreements with Madrone Partners, L.P. present to your investors. In this regard, we note your disclosure that "[i]n connection with the Madrone Purchase Agreement . . . Madrone's written consent is required for certain Company actions, including redemptions or repurchase of [y]our Founder's shares, issuances of new securities with liquidation preferences senior to [y]our Class A common stock, entry into material agreements or transactions with our Founder and his affiliates, changes to powers, preferences, or special rights of Class A common stock so as to affect the Class A common stock adversely, or amendment, termination or waiver of the rights of Madrone under [y]our amended and restated voting agreements, amended and restated co-sale and first refusal agreement, or amended and restated investors' rights agreement."

"None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions . . . ", page 54

7.   We note your disclosure that the "issuance of additional capital stock may cause stockholders to experience significant dilution . . . ." Here or as a new risk factor, please disclose that future issuances of shares of Class B common stock may be dilutive to the holders of shares of Class A common stock, particularly with respect to their voting power.

"Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware . . . ", page 60

8.   We note your disclosure that federal district courts will be the exclusive forum for litigation arising under the Securities Act. Please revise your disclosure to acknowledge that there is uncertainty as to whether a court would enforce such provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our History and Acquisition of StubHub, page 79

9.   Please disclose the basis for your statement that you "have realized the substantial majority of [the] cost synergies" identified in connection with your acquisition of StubHub, as you disclose on page 29 that you began "full operational integration of the two businesses" in September 2021.

Non-GAAP Financial Measures
Adjusted EBITDA, page 83

10.   In the reconciliation from net income (loss) to Adjusted EBITDA, please revise the line item captioned "[o]ther" into separate reconciling items for larger items such as litigation-related losses. Also, please expand your disclosure to explain the nature of the litigation losses and why they are not considered representative of the "ongoing financial performance of [your] core business." To the extent you continue to identify the litigation losses as unusual, infrequent or non-recurring in nature, please tell us how you have considered the prohibition in Item 10(e)(1)(ii)(b) of Regulation S-K in terms of adjusting non-GAAP performance measures.

Key Factors Affecting Our Performance
Our Ability to Attract Buyers Efficiently, page 86

11.   With respect to your disclosure that "71% of [gross merchandise sales] . . . for the StubHub Legacy Business was generated through unpaid channels," please discuss how you determine if sales are generated through unpaid channels compared to "paid channels." In this regard, please explain whether you are attributing such generation of sales to buyers, sellers or both types of fans using your platform through unpaid channels. Additionally, to balance your description of "unpaid channels," please describe what you

mean by "paid channels" in appropriate places (e.g., page 111) and discuss the extent to which your "performance marketing" (e.g., page 120) is included within this category.

12.   We note your disclosure that you "achieve contribution profit in excess of [y]our customer acquisition costs from a buyer's first transaction." Please quantify the number of buyers in connection therewith, as we note that you separately discuss the connection between your gross merchandise sales and number of sellers in the immediately succeeding paragraph. Additionally, please discuss how you calculate "contribution profit" in greater detail by particularly explaining what you mean by "variable costs." Please also define "customer acquisition cost" and explain what you mean by "purchase intent" (e.g., page 110), "repeat engagement" (e.g., page 114) and "transaction frequency" (e.g., page 115), to the extent that these are material metrics.

Our Ability to Attract Sellers and Offer a Breadth of Live Event Inventory on Our Marketplace, page 86

13.   Please define "active sellers" and explain how this metric is distinguishable from your discussion of "more than one million sellers on [y]our marketplace" in 2019, as you discuss on page 77. To the extent that you measure how active your buyers are, please revise to also include a discussion of this metric, if material.

Critical Accounting Policies and Estimates
Impairment of Goodwill and Indefinite-Lived Intangible Asset and Other Long-Lived Assets, page 102

14.   We note your disclosure that in conducting your annual impairment tests on October 1, 2020 for goodwill and other indefinite-lived intangible assets, you determined a quantitative impairment test was necessary, but ultimately concluded no adjustments to the carrying value of goodwill or trademarks and trade names were required. In light of the prolonged impacts of the pandemic, please disclose additional information for investors to assess the likelihood of future impairment charges. For example, in terms of goodwill, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit substantially exceeds the carrying value and is not at risk of failing. If the reporting unit is at risk of failing, please disclose:
- the percentage by which fair value exceeded carrying value at the date of the most recent test;
- a description of the method and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible, such as the valuation model assumes recovery from the business downturn within a defined period of time; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For trademarks and tradenames, information such as the extent to which fair value exceeded carrying value should likewise be provided to aid investors in assessing the likelihood of future impairment.

Business, page 106

15. In a separate sub-section, please discuss the acquisition of the StubHub business by viagogo in February 2020, the CMA final report, the operational integration of the StubHub and viagogo businesses, and the associated divestiture of the StubHub international business in September 2021, which we note you discuss throughout your risk factors. In this regard, please discuss any material terms of the share purchase agreement entered into on August 6, 2021, including the consideration, which we note you discuss on pages F-32 and F-47. Please refer to Item 101(a)(1) of Regulation S-K.

16. We note your disclosure that "[i]n February 2020, viagogo acquired StubHub from eBay, bringing together the two businesses Eric founded." To provide additional context to investors, please revise your disclosure to discuss that the United Kingdom's Competition and Markets Authority issued an enforcement order on February 7, 2020 prior to the closing of the merger, as you discuss on page F-32. In revising your disclosure, please discuss that such order prevented you from integrating the two business, and that the "bringing together" of your two businesses was not permitted until the divestiture of the StubHub international business was approved on September 8, 2021. To the extent applicable, please make conforming changes throughout the prospectus.

17. Please discuss by what measure you are the "largest global marketplace where fans can buy and sell tickets to live events" (e.g., by number of buyers, sellers, tickets sold, transactions, etc.), as well as by what measure you have "one of the most comprehensive proprietary datasets of live event industry in the industry" (e.g., page 114). Please also disclose the basis upon which you are a "leading brand" (e.g., page 86).

18. Please further discuss the measures you take in connection with the price of tickets sold in "jurisdictions that prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets." As a related matter, please revise your risk factor section to further discuss the risks you face as a result of anti-scalping laws and how you mitigate any potential related risks with regards to your "professional resellers," if applicable.

19. We note your disclosure on page 38 that you "are currently subject to an agreement with the CMA which governs, and in certain cases places limitations on, certain of [y]our ticket resale practices on [y]our U.K. website and which requires an annual independent review of compliance until 2023." Please discuss here or elsewhere in your filing, such agreement and the related legal obligations, as well as any additional ongoing obligations in connection with resolved proceedings.

Our Business Today, page 107

20.   Please explain how "aided brand awareness" is calculated and provide a more detailed discussion of the study by CoLab Group, including sample size and number of brands studied. Additionally, please file CoLab Group's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Please also revise your disclosure in the section entitled "Market and Industry Data" on page 65 to note that you commissioned such study. Last, in appropriate places where you discuss your "brand" throughout the prospectus, please revise such disclosure to discuss that you "have agreed to not use [y]our StubHub brand outside of the United States and Canada . . . for 10 years . . . ." In this regard, please discuss the awareness of the viagogo brand to balance your discussion of the StubHub brand awareness or tell us why such information is not material.

Expand Seller Services, page 115

21.   To provide additional context to investors regarding your "sellers," please provide a more robust discussion of your sellers' businesses and discuss in greater detail the "financing options" that you plan to provide to such sellers. To the extent applicable, please discuss the "event organizers and professional ticket resellers," as you discuss on page 24. Last, in appropriate places throughout the Business section, please discuss "professional sellers" as a group within your marketplace, in light of your reference to such group throughout your risk factors.

SAM, page 117

22.   We note your disclosure that your serviceable addressable market includes "approximately $14 billion in secondary ticketing." Please revise your disclosure to further explain what you mean by the value ascribed to "secondary ticketing" (for example, by clarifying if the $14 billion is the total value of the secondary tickets sold, or if it only includes the value gained as a result of the difference between the secondary and primary ticketing value). In this regard, further discuss the material assumptions and estimates underlying your calculation of TAM and SAM.

Certain Relationships and Related Party Transactions
Agreements in Connection with the StubHub Acquisition
Equity Commitment Letters, page 137

23.   Please provide the separate amounts in cash that each of Madrone, WestCap and
       Bessemer provided as equity financing in connection with the StubHub acquisition.
       Please refer to Item 404(a) of Regulation S-K.

Principal and Registered Stockholders, page 140

24.   Please disclose the natural person or persons who have voting or investment control of the
       shares held in the name of the legal entities identified in your table in this section. See
       Item 403 of Regulation S-K. For additional guidance, refer to
       Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Plan of Distribution, page 156

25.   We note your disclosure that you have engaged financial advisors with respect to certain
       matters relating to the registration of shares of your Class A common stock and the listing
       of your Class A common stock. Please provide us with supplemental copies of your
       agreements with your financial advisors. Please contact the staff member associated with
       the review of this filing to discuss how to submit the materials to us for our review.

StubHub Holdings, Inc. Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-12

26.   Please revise your disclosure here and elsewhere in the document, for example, under
       MD&A Critical Accounting Policies, to clarify how you account for your obligation to
       compensate the buyer for the total amount of their ticket purchase if an event is cancelled
       or the ticket is invalid. In doing so, please clarify whether: revenues from transaction
       facilitation are recorded net of estimated or forecasted future cancellations/refunds at the
       point in time the sale is executed; or revenues from transaction facilitation are only
       reduced or reversed for cancellations/refunds at a later point in time when cancelation or
       refund becomes probable. Reference for us the authoritative literature you relied upon to
       support your position.

27.   Please tell us whether you offer loyalty programs or other incentives to buyers and/or
       sellers to drive traffic to your marketplace, for example, similar to the incentives described
       in Note 3(b) to the StubHub financial statements. If so, please tell us your consideration
       of providing accounting policy disclosure for these incentives.

Impairment of Indefinite-Lived Intangible Assets, page F-15

28.   Please tell us how you have concluded you have only one reporting unit for purposes of
       goodwill impairment testing; specifically, how you concluded that the Viagogo and legacy

StubHub platforms don't each represent a business for which discrete financial information is available and evaluated/reviewed. In this regard, we note that in discussing your results of operations in Management's Discussion and Analysis of Financial Condition and Results of Operations, discrete financial information for these platforms is provided throughout the discussion. Refer to ASC 350-20-35-34.

20. Entity Wide Information, page F-45

29.   In light of your determination that shipping facilitation is a separate performance obligation, please tell us your consideration of providing disaggregated revenue information for this revenue stream pursuant to ASC 606-10-50-5.

Index to Exhibits, page II-5

30.   Please file all material agreements as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. For example, the commercial agreement with Google that pertains to your use of Google Cloud Platform, which "[y]our platform depends, in part, on . . . "; the agreements by and between you and the "limited number of third-party providers" that you rely on "to support [y]our payment system"; the long-term credit arrangement, dated as of February 13, 2020, that is comprised of the USD Term Loan B, the Euro Term Loan B and the Revolving Credit Facility; and the Madrone Stockholder Agreement. Please note that this is not an exhaustive list.

General

31.   Throughout the prospectus, you provide disclosure for various metrics for fiscal year 2019 as the last year prior to the COVID-19 pandemic. For example, we note your disclosure that "71% of GMS . . . was generated through unpaid channels" and that you had "over 11 million buyers from over 200 countries . . . ." To provide balanced disclosure, please include a discussion of the metrics for the fiscal year 2020.

32.   Throughout the prospectus, please revise you disclosure to ensure consistency with respect to your description and treatment of your outstanding preferred stock and such holders' related rights. In this regard, we note your disclosure that there are varying series of redeemable preferred stock issued and outstanding (page 95), that there will be "no shares of [y]our preferred stock outstanding . . . after giving effect to the Reclassification and the RSU Settlement" (page 142), and that such "Reclassification" pertains only to your shares of Class C common stock (page 1). In revising your disclosure, please include a description of such preferred stock in your section entitled "Description of Capital Stock" beginning on page 142, or alternatively, in appropriate places please discuss the treatment of such securities upon completion of this offering (e.g., whether you will redeem such stock).

33.   We note that you have not yet disclosed on which exchange you will apply to list your Class A common stock. Please identify the exchange in your next amendment. Please be advised that we may have additional comments upon receipt and review of an amendment

with materially complete disclosures about the listing process, the distribution and the risks associated with it.

34.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Robyn Manuel at 202-551-3823 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López-Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison A. Haggerty